EXHIBIT 99.1

Equinor ASA: Notifiable trading

On behalf of Equinor (OSE: EQNR, NYSE: EQNR), DNB has on 10 December 2020 purchased 734,253 shares for use in the group's Share saving plan.

The shares have been acquired at a price of NOK 149.08 per share.

Before distribution to the employees, the Share saving plan has 11,839,268 shares.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act